Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings
Net income	$66,101	$63,912	$56,742	$45,874	$50,184
Fixed charges	47,020	46,633	41,836	37,899	30,210
Adjusted earnings	$113,121	$110,545	$98,578	$83,773	$80,394

Fixed charges
Interest expense	$47,020	$46,633	$41,836	$37,899	$30,210
Ratio of earnings to fixed charges	2.4x	2.4x	2.4x	2.2x	2.7x